Rider - Policy Split Option

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means a person whose life is covered under the Policy.

We agree, subject to the provisions of this Rider, to provide the Policy Split Option. We also agree to provide all of the other benefits which are stated in this Rider. This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

Policy Split Option - Within 180 days following the Conditions of Exchange set forth below, You may exchange this Policy for two permanent individual life insurance policies, one on the life of each of the Insureds under this Policy, subject to the following conditions:

(a)	This Policy must be in force and must not be in a grace period at the time of the exchange.

(b)	You must make a written application for the exchange.

(c)	Both Insureds must be alive on the Date of Exchange.

(d)	Neither Insured’s rate class is a rated class as determined by the last time evidence of insurability was received.

(e)	You must make any premium payment necessary to keep each new policy in force for two months.

(f)	The owner of each new policy must have an insurable interest in the insured.

(g)	You must surrender all rights in this Policy in exchange for the new policies.

Conditions of Exchange - This option may be exercised upon the occurrence of any of the following events:

(a)	A divorce decree, issued and entered by a court of competent jurisdiction, has been finalized, dissolving the marriage of the Insured; or,

(b)	The federal estate tax is repealed; or,

(c)	The unlimited marital deduction under federal estate tax law is eliminated or reduced to one-half or less of the federal gross estate; or,

(d)	Federal estate tax rates are reduced by 50% or more.

New Policies - The new policies will be any individual flexible premium adjustable life insurance policy available for issue at the time We receive Your application for the exchange, and are subject to Our approval.

The Policy Date of the new policies will be the Date of Exchange.

The new policies will be issued at the ages of the Insureds on the birthday nearest the Date of Exchange. The applicable charges and policy form will be those in use by Us on the Date of Exchange.

The Specified Amount of each new policy will be equal to specified percentages of the Specified Amount of this Policy in excess of the Policy Debt of this Policy, provided that:

(a)	the sum of the two percentages must equal 100%;

(b)	if the percentage on the new policy is less than or equal to 50%, the rate class applicable to the new policy will be the rate class determined by the last time evidence of insurability was received;

(c)	if the percentage on the new policy is greater than 50%, evidence of insurability, which is used to determine insurability and the rate class applicable to the new policy, will be required;

(d)	the Specified Amounts must comply with Our rules as to minimum amount;

(e)

the Specified Amounts must be such that each new policy will satisfy the requirements of Section 7702 of the Internal Revenue Code of 1986, as amended, or as set forth in any applicable successor provision.

The new policies will be subject to Our rules as to amount and age at issue that are in effect on the Date of Exchange.

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Any existing Policy Debt on the Policy will be repaid by processing a partial withdrawal against the Policy Value at the time of the exchange and any applicable tax reporting will occur.

The specified percentages of the remaining Policy Value of this Policy on the Date of Exchange will be allocated as premium to each of the two new policies. Percent of premium charges will be applied to these premiums according to the terms of the new policies.

If a Supplemental Term Insurance Rider is attached to this Policy, the specified percentages of the Specified Amount of the rider may be added to the Specified Amounts of each individual policy as permanent insurance coverage, subject to Our rules as to limits, age at issue, and availability. In lieu of the above, a term insurance rider may be added to each new policy with a Specified Amount equal to the specified percentages of the Specified Amount of the rider attached to this Policy, subject to Our rules as to limits, age at issue and availability.

Other supplemental riders may be included in each new policy only with Our consent and subject to Our rules.

Date of Exchange - The date of the exchange will be the first Monthly Anniversary of this Policy following Our approval of Your application for the exchange.

Suicide Exclusion - For coverage converted under this Rider, the Suicide Exclusion on the new policy will be based on the Date of Issue of the Policy. The Suicide Exclusion for an increase to the Specified Amount of the new policy, where evidence of insurability was given, will be based on the effective date of the increase.

Incontestability - For coverage converted under this Rider, Incontestability on the new policy will be based on the Date of Issue of the Policy. Incontestability for an increase to the Specified Amount of the new policy, where evidence of insurability was given, will be based on the effective date of the increase.

Tax Consequences - There may be adverse tax consequences to exchanging the Policy under this Rider. The exchange will not qualify as a tax-free exchange pursuant to Section 1035 of the Internal Revenue Code (IRC) and could cause the new policies to become Modified Endowment Contracts, as defined in IRC Section 7702A.

A qualified tax advisor should be consulted before You choose to exchange the Policy under this Rider.

Termination - This Rider will terminate upon:

(a)	lapse of this Policy;

(b)	the first death of an Insured;

(c)	the monthly anniversary which coincides with or next follows the older Insured’s 80th birthday; or

(d)	full surrender of this Policy.

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached.

The Penn Insurance and Annuity Company

Thomas H. Harris

President

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